UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

262432107
(CUSIP Number)

Richard A. Lyons, Esq. Wendel, Rosen, Black and Dean LLP 1111 Broadway, 24th Floor Oakland, CA 94607 510-834-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	262432107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Western State Design, LLC (I.R.S. No. 94-2602158)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[ ] (b)[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
7	SOLE VOTING POWER
0 (1)
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
1,656,486
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,486(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Pursuant to that certain Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein, Symmetric Capital LLC and Henry M. Nahmad, as the manager of Symmetric Capital LLC, have sole voting power over the 1,656,486 shares issued to Western State Design, LLC.

SCHEDULE 13D

CUSIP No.	262432107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dennis Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[ x ] (b)[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7	SOLE VOTING POWER
0 (1)
8	SHARED VOTING POWER
0 (1)
9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
1,656,486(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,486(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Pursuant to that certain Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein, Symmetric Capital LLC and Henry M. Nahmad, as the manager of Symmetric Capital LLC, have sole voting power over the 1,656,486 shares issued to Western State Design, LLC.

(2) Dennis Mack and Thomas Marks are the managers and members each owning and controlling a 50% interest in Western State Design, LLC, and share dispositive power over the 1,656,486 shares issued to Western State Design, LLC.

SCHEDULE 13D

CUSIP No.	262432107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Marks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[ x ] (b)[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7	SOLE VOTING POWER
0 (1)
8	SHARED VOTING POWER
0 (1)
9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
1,656,486 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,486 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Pursuant to that certain Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein, Symmetric Capital LLC and Henry M. Nahmad, as the manager of Symmetric Capital LLC, have sole voting power over the 1,656,486 shares issued to Western State Design, LLC.

(2) Dennis Mack and Thomas Marks are the managers and members each owning and controlling a 50% interest in Western State Design, LLC, and share dispositive power over the 1,656,486 shares issued to Western State Design, LLC.

Item 1. Security and Issuer

This Statement on Schedule 13D is being filed by Western State Design, LLC, a California limited liability company ("WSD"), and Dennis Mack and Thomas Marks as the members and managers of WSD, and relates to the shares of Common Stock, par value $0.025 per share (the "Common Stock"), of EnviroStar, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 290 N.E. 68th Street, Miami, Florida 33138. WSD, Dennis Mack, and Thomas Marks are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2. Identity and Background

Western State Design, LLC is a limited liability company organized under the laws of the State of California. WSD was originally formed as a corporation under the laws of the State of California under the name Western State Design, Inc., and converted into a limited liability company on August 31, 2016. WSD's principal executive offices are located at 2331 Tripaldi Way, Hayward, California 94545. WSD is a supplier and distributor of commercial laundry equipment. Dennis Mack and Thomas Marks are the managers and the members of WSD, each owning and controlling a fifty percent (50%) interest in WSD.

Dennis Mack is a United States citizen and his principal business address is Western State Design, LLC, 2331 Tripaldi Way, Hayward, California 94545. Mr. Mack is a member and manager of WSD, and serves as the Chief Executive Officer and President, Chief Financial Officer and Assistant Secretary of WSD. Mr. Mack has been appointed as a Director and as an Executive Vice President of the Issuer.

Thomas Marks is a United States citizen and his principal business address is Western State Design, LLC, 17000 Marquardt Avenue, Cerritos, California 90703. Mr. Marks is a member and manager of WSD, and serves as the Executive Vice-President, Treasurer and Secretary of WSD. Mr. Marks has been appointed as an Executive Vice President of the Issuer.

During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On October 10, 2016, WSD acquired the 1,656,486 shares of the Issuer's Common Stock reported herein as partial consideration for the sale and transfer of substantially all of WSD's assets to Issuer and a wholly-owned subsidiary of the Issuer, pursuant to an Asset Purchase Agreement dated September 7, 2016, by and among the WSD, Dennis Mack and Thomas Marks, on the one hand, the Issuer and its wholly-owned subsidiary, on the other hand. The aggregate purchase price pursuant to the Asset Purchase Agreement was $28,000,000, of which $18,000,000 was paid in cash ("Cash Consideration") and $10,000,000 was paid in shares of the Issuer's Common Stock, par value $0.025 per share ("Stock Consideration"). The Stock Consideration was to be issued in two tranches: (i) the 1,656,486 shares reported herein (the "Closing Shares"), and (ii) an additional 388,504 shares of the Issuer's Common Stock to be issued subject to stockholder approval (the "Post-Closing Shares").

Item 4. Purpose of Transaction

On October 10, 2016, the Issuer consummated its acquisition (the "WSD Acquisition") of substantially all of the assets of WSD pursuant to the previously disclosed Asset Purchase Agreement between the Issuer and its wholly owned subsidiary, on the one hand, and the Reporting Persons, on the other hand. At the closing of the WSD Acquisition, in addition to the Cash Consideration paid to WSD, the Issuer issued the Closing Shares to WSD. In addition, the Issuer has agreed, subject to stockholder approval, to issue the Post-Closing Shares to WSD.

In connection with the closing of the WSD Acquisition, the Reporting Persons entered into a Stockholders Agreement (the "Stockholders Agreement") with Symmetric Capital LLC, a Florida limited liability company ("Symmetric Capital"), Symmetric Capital II LLC, a Florida limited liability company ("Symmetric Capital II"), and Henry M. Nahmad, the sole manager of Symmetric Capital and Symmetric Capital II. Pursuant to the Stockholders Agreement, WSD, Mr. Mack and Mr. Marks agreed to vote all of the shares of the Issuer's Common Stock that they own at any time during the term of the Stockholders Agreement, including, without limitation, the Closing Shares and, to the extent received, the Post-Closing Shares, as directed by Mr. Nahmad, as the Manager of Symmetric Capital, and granted to Mr. Nahmad, as the Manager of Symmetric Capital, an irrevocable proxy and power of attorney in furtherance thereof. The Stockholders Agreement also contains, among other things, (a) an agreement by Mr. Nahmad, Symmetric Capital and Symmetric Capital II to vote all of the shares of the Issuer's Common Stock owned by them in favor of the election of Mr. Mack (or, under certain circumstances, Mr. Marks in lieu of Mr. Mack) to the Issuer's Board of Directors until October 10, 2021 or, if earlier, (i) such time as the Reporting Persons and its affiliates collectively own less than 5% of the Issuer's Common Stock on a fully diluted basis and (ii) the cessation of the employment of Mr. Mack (or Mr. Marks, if applicable) with the Issuer or any of its affiliates due to a termination for cause or a voluntary resignation by Mr. Mack (or Mr. Marks, if applicable) without good reason, in each case of this clause (ii), during the one-year period ending on October 10, 2017, (b) certain transfer restrictions with respect to the shares of the Issuer's Common Stock held by the Reporting Persons, (c) certain drag-along and tag-along provisions with respect to certain proposed sales of shares of the Issuer's Common Stock by Mr. Nahmad, Symmetric Capital or Symmetric Capital II, and (d) provisions giving the Reporting Persons piggyback registration rights in connection with any public offering of the Issuer's securities. The Stockholders Agreement has a term of five years, subject to earlier termination under certain circumstances. The foregoing description of the Stockholders Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference, to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except for possible acquisitions or dispositions of shares of Common Stock depending on general market and economic conditions and other relevant factors and except as described herein, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Dennis Mack and Thomas Marks, as the members and managers of WSD, may elect to dissolve WSD pursuant to the terms of the Operating Agreement of WSD. Upon dissolution of WSD, WSD will make in-kind distributions pro rata to its members, Dennis Mack and Thomas Marks, of the Closing Shares and, to the extent issued, the Post-Closing Shares.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons beneficially own shares of the Issuer's Common Stock as set forth in the table below.

Name of Beneficial Owner	Common Stock Ownership	Percent of Common Stock (1)
Western State Design, LLC	1,656,486	16.6%
Dennis Mack	1,656,486	16.6%
Tom Marks	1,656,486	16.6%

(1) Based on 7,033,732 shares of the Issuer's Common Stock outstanding as of September 16, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended June 30, 2016, plus a total of 1,656,486 shares of the Issuer's Common Stock issued to WSD at the closing of the WSD Acquisition and 1,290,323 shares of the Issuer's Common Stock issued to Symmetric Capital II pursuant to a private placement on October 10, 2016.

(b) The 1,656,486 shares owned by the Reporting Persons are subject to the Stockholders Agreement described herein under which Symmetric Capital, and Mr. Nahmad, as the Manager of Symmetric Capital, has sole voting power over such shares. WSD and Mr. Mack and Mr. Marks as the managers and members of WSD share dispositive power over the 1,656,486 shares of Common Stock of the Issuer reported herein.

(c) Except as described in Item 4 above, none of the Reporting Persons have effected any transaction in any of the shares of the Issuer's Common Stock in the past 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Stockholders Agreement contained in Item 4 above is incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated as of October 19, 2016, by and between Western State Design, LLC, Dennis Mack and Thomas Marks.

Exhibit 2 Asset Purchase Agreement, dated as of September 7, 2016, by and among EnviroStar, Inc. and Western State Design, Inc., a wholly owned subsidiary of EnviroStar, Inc., on the one hand, and Dennis Mack, Tom Marks and Western State Design LLC, on the other hand (incorporated by reference to Exhibit 2.1 to EnviroStar, Inc's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2016).

Exhibit 3 Stockholders Agreement, dated as of October 10, 2016, by and between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks (incorporated by reference to Exhibit 4.1 to EnviroStar, Inc's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 14, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 19, 2016 Western State Design, LLC
/s/ Dennis Mack
Signature
Dennis Mack, Manager
Name/Title
/s/ Dennis Mack
Dennis Mack
/s/ Thomas Marks
Thomas Marks

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).